Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

January 27, 2014

United States Securities

and Exchange Commission

Washington, D.C.  20549

Attention:

Loan Lauren P. Nguyen

Re:

Sundance Strategies, Inc.

Amendment No. 4 to Form 8-K

Filed November 27, 2013

File No. 000-50547

Response to SEC Comment Letter dated

December 16, 2013

Dear Ms. Nguyen:

In response to your letter to the Company under date of December 16, 2013, we provide the following information relative to the SEC comments:

Business, page 7

1.

We note your response to our prior comment 2 and continue to disagree with your analysis.  Please disclose here the name of the European financial institution that serves as the Senior Lender and, if applicable, its corporate fiduciary with whom you coordinate.  We note that the Senior Lender is currently the only lender providing financing for the Policies securing the NIBs.  In addition, we note that the ongoing availability of Senior Loans allows for the creation of products like NIBs.  Further, your response states that the Senior Lender could demand repayment and all future premiums which could result in the loss of your entire investment in the NIBs. Additionally, you intend to renegotiate the Senior Loans or have alternate financing available prior to the end of their terms.  While we note your disclosure that you do not have a direct contractual relationship with the Senior Lender, such Senior Lender appears material to you and your operations as you rely on this one lender for the loans related to the NIBs.  Moreover, you do

January 27, 2014

not have other material contracts and have not generated revenues.  As a result, the identity and role of the Senior Lender is material to an understanding of your business. Please revise.

Response:  We do not coordinate any matter with any corporate fiduciary of the Senior Lender; the statements made in 8-KA-3 and 8-KA-2, respectively filed with the Securities and Exchange Commission on September 12, 2013, and June 20, 2013, that referenced a “corporate fiduciary” related to the corporate fiduciary of the Lux Sarls; however, since it was determined that the statements made were made by a person employed with the corporate fiduciary and not on its behalf, we removed the reference to “corporate fiduciary” in the 8-KA-4, stating only that “The Senior Lender is committed to the issuance of Senior Loans on life settlement products like NIBs, and we believe it has the capacity to continue to make such loans.”  This information was also based upon the website of the Senior Lender that outlines its intention to engage in the business of financing life insurance policies and related life insurance premiums, along with leveraging such interests for customers.   We do receive confirmation of amounts and fees that are due to the Senior Lender and others through the corporate fiduciary of the Lux Sarls, which is Capita Asset Services (www.capitaassetsservices.com).  We make these requests to obtain information for our financial statements.

Our 8-K-4 indicated that “We intend to request that the Lux Sarls or their related parties or subsidiaries who are parties to the Senior Loans renegotiate the Senior Loans”…  We did not state that we would renegotiate the Senior Loans with the Senior Lender.

We intend to file a confidential treatment request with the Securities and Exchange Commission regarding the name of the Senior Lender.  We understand that you have determined that the Senior Loan Form of Agreement is a material agreement, and we continue to disagree with that assessment; however, our primary reasons for seeking confidential treatment of the name of the Senior Lender will be based upon trade secrets and how the disclosure of the Senior Lender’s name could adversely affect our business and help our competitors, among other factors, when, based upon our reasoning, the disclosure of the name will provide little benefit to the investing public.  To the extent that we believe our request requires discussion of materiality of the Senior Loan Form of Agreement, we will further discuss our belief of the lack of materiality in support of our trade secrets, competition and other arguments.

Yours very sincerely,

/s/Leonard W. Burningham

Leonard W. Burningham

cc:

Sundance Strategies, Inc.